Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2014
Earnings
Income before income taxes	$3,377
Add/(Deduct):
Equity in net income of affiliated companies	(486)
Dividends from affiliated companies	760
Fixed charges excluding capitalized interest	1,868
Amortization of capitalized interest	20
Earnings	$5,539

Fixed Charges
Interest expense	$1,776
Interest portion of rental expense (a)	92
Capitalized interest	9
Total fixed charges	$1,877

Ratios
Ratio of earnings to fixed charges	3.0
__________
(a) One-third of all rental expense is deemed to be interest.